UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

Santander

BR GAAP - RESULTS

2Q14 BR GAAP – EARNINGS RELEASE

July 31st, 2014

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03
MACROECONOMIC ENVIRONMENT	04
sTRATEGY	05
recent AND SUBSEQUENT EVENTS	06
CAPITAL OPTIMIZATION PLAN	08
EXECUTIVE SUMMARY	09
SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	10
BALANCE SHEET	14
OUr shares	22
Ratings	23
Risk Management	24
Sustainable Development and corporate governance	26
ADDITIONAL information - balance sheet and MANAGERIAL financial Statements	27
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	30

KEY CONSOLIDATED DATA

The table below shows the managerial results. The reconciliation with the accounting results is shown on pages 30 and 31.

MANAGERIAL¹ ANALYSIS - BR GAAP	1H14	1H13	Var.	2Q14	1Q14	Var.
			1H14x1H13			2Q14x1Q14

RESULTS (R$ million)
Net interest income	13,686	15,096	-9.3%	6,686	7,000	-4.5%
Fee and commission income	5,316	5,214	2.0%	2,683	2,633	1.9%
Allowance for loan losses	(4,797)	(6,573)	-27.0%	(2,451)	(2,346)	4.5%
General Expenses²	(8,006)	(7,883)	1.6%	(4,032)	(3,974)	1.5%
Managerial net profit³	2,864	2,929	-2.2%	1,437	1,428	0.6%
Accounting net profit	1,046	1,110	-5.8%	528	518	1.8%

BALANCE SHEET (R$ million)
Total assets	494,200	468,050	5.6%	494,200	494,612	-0.1%
Securities	103,862	77,534	34.0%	103,862	96,242	7.9%
Loan portfolio	226,299	218,053	3.8%	226,299	223,952	1.0%
Individuals	75,873	72,258	5.0%	75,873	75,588	0.4%
Consumer finance	36,851	37,021	-0.5%	36,851	37,421	-1.5%
Small and Medium Enterprises	31,264	35,582	-12.1%	31,264	31,873	-1.9%
Corporate	82,312	73,192	12.5%	82,312	79,071	4.1%
Expanded Credit Portfolio[4]	279,722	266,730	4.9%	279,722	275,185	1.6%
Funding from Clients[5]	230,575	204,887	12.5%	230,575	223,467	3.2%
Equity[6]	50,417	52,776	-4.5%	50,417	48,709	3.5%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	11.3%	11.4%	-0.1 p.p.	11.6%	11.2%	0.4 p.p.
Return on average asset excluding goodwill[6] - annualized	1.2%	1.3%	-0.1 p.p.	1.2%	1.2%	0.0 p.p.
Efficiency Ratio[7]	49.4%	45.2%	4.2 p.p.	49.5%	49.3%	0.2 p.p.
Recurrence Ratio[8]	66.4%	66.1%	0.3 p.p.	66.5%	66.3%	0.3 p.p.
BIS ratio[9]	17.9%	21.5%	-3.6 p.p.	17.9%	18.3%	-0.4 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	4.1%	5.2%	-1.1 p.p.	4.1%	3.8%	0.3 p.p.
Delinquency (over 60 days)	5.2%	6.2%	-1.0 p.p.	5.2%	4.8%	0.4 p.p.
Coverage ratio (over 90 days)	158.5%	132.1%	26.5 p.p.	158.5%	176.7%	-18.1 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	154,183	144,413	6.8%	154,183	149,420	3.2%
Numbers of credit and debit cards (thousand)	55,703	50,207	10.9%	55,703	54,716	1.8%
Branches	2,237	2,393	(156)	2,237	2,255	(18)
PABs (mini branches)	1,212	1,322	(110)	1,212	1,220	(8)
Own ATMs[11]	15,858	17,528	(1,670)	15,858	16,479	(621)
ATMs - (Banco 24H)	16,950	14,387	2,563	16,950	16,232	718
Total Customers (thousand)	30,353	28,418	1,935	30,353	30,057	296
Employees	48,760	51,702	(2,942)	48,760	48,651	109

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 30 and 31.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 1H14 and 1H13 was R$ 1,818 million and in 2Q14 and 1Q14 was R$ 909 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
6. Excludes 100% of the goodwill that in 2Q14 was R$ 7,586 million, 2Q13 R$ 11,187 million and 1Q14 was R$ 8,495 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11. The reduction of ATMs is related mainly to the Tecban agreement.

MACROECONOMIC

MACROECONOMIC ENVIRONMENT

The 1Q14 GDP performance (latest figures released in June) grew by 1.9% over the same period in 2013. Thus, the GDP growth in the last 12 months ended in March was 2.5%. First-quarter investments fell by 2.1% YoY, after registering growth in the four quarters of 2013. Household consumption presented a lower expansion of 2.2% YoY in 1Q14. On the supply side, the main highlight was services sector, which increased 2.0% YoY in 1Q14. The industrial GDP grew 0.8% YoY in 1Q14. Finally, agriculture GDP increased 2.8% in 1Q14 over the same period in 2013, which can be explained by the performance of some products that have relevant harvest in this period and productivity. However, the data available for the 2Q14 suggests further slowing in the economic growth.

Consumer prices, measured by the IPCA index, increased by 6.52% in the 12 months through June, 2014, lower than the 6.7% observed in June, 2013. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices, which remained below the target of 4.5%. In this context, the Central Bank’s Monetary Policy Committee (Copom) interrupted the tightening of the monetary policy, from April of 2013 to April of 2014, and they kept the basic interest rate (Selic) in 11% p.a. at its July 16th, 2014 meeting. This is already impacting bank lending rates. In June, the average non-earmarked rate for loans to individuals stood at 43.0% p.a. versus 34.8% p.a. in June 2013. Outstanding credit grew 11.8% YoY in the 12 months through June, reaching R$2.83 trillion, or 56.3% of GDP, still driven by mortgage lending, which grew by 30.0% YoY in the same period, well above the other credit lines.

There is a depreciation trend in the Brazilian currency, considering the current gradual recovery of advanced countries. Exports slightly decreased by 0.6% in the 12 months through June/14, reaching US$ 238.3 billion, while imports rose 2.0%, reaching US$ 235.1 billion. Despite the strong growth of imports, the trade surplus posted US$3.1billion in the same period.

The current account deficit amounted to US$ 81.2 billion in the 12 months ending in June, while foreign direct investments (FDI) totaled US$ 63.3 billion. The exchange rate ended June/14 at R$ 2.20/US$.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached a surplus of 1.52% of GDP in the 12 months through May/14. In the same period, nominal deficit reached 3.5% of GDP. The net public sector debt closed May at 34.6% of GDP. Gross public debt reached 58.0% of GDP in the same period.

ECONOMIC AND FINANCIAL INDICATORS	2Q14	2Q13	1Q14

Country risk (EMBI)	207	203	246
Exchange rate (R$/ US$ end of period)	2.202	2.216	2.263
IPCA (in 12 months)	6.52%	6.70%	6.16%
Target Selic (Annual Rate)	11.00%	8.00%	10.75%
CDI¹	2.51%	1.79%	2.40%
Ibovespa Index (closing)	53,168	47,457	50,415
1. Quarterly effective rate.

STRATEGY

STRATEGY

Santander Brasil is a universal bank focused on retail activities. We seek to expand our business through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, we maintain our differentiated proposals, as “Conta Santander Combinada” for individual customers segment, and the new segment called "Santander Select" designed to offer a unique and specialized service to high-income customers. Santander Brasil also innovates with the implementation of the "Conta Conecta", a new solution, exclusive of Santander, which combines the benefits of a current account with a device that transforms smartphones and tablets into card readers, offering to professionals, microentrepreneurs and autonomous the resources that will increase its business with convenience, simplicity and mobility.

For 2014, aiming to complement our service offering, Santander is also focused on improving the customer experience in Electronic Channels (Call Center, Internet and Mobile Banking). In March 2014, the Bank redesigned its Call Center Electronic Service with the aim of making it more simple and accessible.

The Bank also continues increasing its commercial activity. In the Cards segment was signed the agreement for the acquisition of the GetNet Operations and the partnership with iZettle, which are important steps to expand its local participation in the Acquiring segment. Furthermore, in May 2014 we launched a new product Santander Pague Direto, a partnership with Ambev, a subsidiary of the largest beverage company in the world. This new product offers a solution more focused on SMEs segment, enabling commercial establishments to pay their invoices with Santander machine, in a more convenient, fast and secure way. In the vehicle financing segment, the Bank maintains agreements with Hyundai, Renault, Nissan and Volvo.

Another important aspect of Santander Brasil’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of Jun/14, Loan to Deposit reached 98.1%, Coverage ratio stood at 158.5% and the Basel ratio of Santander Brasil was 17.9%, maintaining the position of the most capitalized retail bank in Brazil.

In the context of sustainability, Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social and Environmental Businesses. In Microcredit Activities, Santander is a leader among private banks. Santander was recognized in the 4th Edition of BeyondBanking Award, in the PlanetBanking category, by its programme “Reduza e Compense CO2”, which consists in providing to all people through an online tool the opportunity to make their contribution to minimizing the impacts of climate change.

RECENT AND SUBSEQUENT EVENTS

RECENT EVENTS

VOLUNTARY OFFER OF SHARES

On April 29, 2014 the Company published Material Fact in order to inform that its indirect controlling shareholder, Banco Santander, S.A. intends to launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represent approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain. As a result of the Transaction, Santander Brasil will continue to be a listed company, although it will change from the Level 2 (Nível 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

On April 30, 2014, it was held the Ordinary Shareholders Meeting (OSM) and Extraordinary General Meeting (ESM), which resolved on the following Agenda: OSM: (a) the approval of the Company’s Financial Statements related to the fiscal year ended on December 31, 2013; (b) the destination of the net profit of the fiscal year of 2013; (c) the election of a new member of the Company’s Board of Directors and the confirmation of the new composition of the Company’s Board of Directors; (d) the approval of the annual overall remuneration of the Company´s management and members of Audit Committee. ESM: (a) to approve on the amendment of the term of payment of dividends and interest on capital related to the year of 2014; (b) to decide on the modification of the first paragraph in article 5 of the Company’s Bylaws which will include the shares limit of authorized capital due to Bonus share and share reverse split (inplit) proceedings approved by the ESM on March 18, 2014; and (c) to approve the consolidation of the Company’s Bylaws.

EXTRAORDINARY GENERAL MEETING

On June 9, 2014, it was held Extraordinary General Meeting (EGM), which resolved on the following Agenda: (a) the exit of the Company from the special listing segment of BM&FBOVESPA, denominated Level 2 of Corporate Governance; and (b) the selection of the specialized firm to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

REGISTRATION OF THE EXCHANGE OFFER

On June 13, 2014, the Company published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., dated June 10, 2014, to be used for purposes of the voluntary exchange offer of shares certificates (the “Units”), common or preferred shares issued by the Company for Brazilian Depositary Receipts or American Depositary Shares representing Banco Santander, S.A. ordinary shares, as previously detailed in the aforementioned Notice to the Market dated April 29, 2014, was duly filed on the date hereof by the Company with (i) the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM); (ii) the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well, based on the information gave by Santander Spain to Santander Brasil, that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM on the date hereof, pursuant to the terms of the aforementioned Instruction CVM No. 361/02.

SALE OF SANTANDER SECURITIES SERVICES BRASIL DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Central Bank of Brazil – BACEN), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions of its units in Spain, Brazil and Mexico. Warburg Pincus’ funds and Temasek will jointly hold 50% of such holding company.

DIVIDENDS

The Board of Directors of the Company approved on June 25,2014, the declaration and payment, ad referendum of the General Annual Meeting to be held on 2015, of the Company´s Interim Dividends, in the amount of R$ 400,000,000.00.

RECENT AND SUBSEQUENT EVENTS

SUBSEQUENT EVENTS

NEW SHAREHOLDERS’ AGREEMENT OF TECNOLOGIA BANCÁRIA S.A. (“TECBAN”)

In July 18, 2014, a Notice to the Market was published announcing that, on July 17, 2014, the country’s leading retail banks, including Banco Santander (Brasil) S.A. through one of its subsidiaries, had executed a new Shareholders’ Agreement of TECBAN (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years following its effective date, the Parties shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TECBAN. Thus increasing efficiency and providing more capillarity of services to the customer base. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, including approval by the competent regulatory bodies.

INVESTMENT IN THE IZETTLE DO BRASIL

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014.

The company iZettle do Brasil is a Swedish origin company that operates in the payment market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated efforts in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle do Brasil allows merchants to accept card payments through smartphones or tablets, by using a card reader that can be plugged into the device, converting it into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and a simple solution

ACQUISITION OF SANTANDER GETNET SERVIÇOS

The acquisition of GetNet was approved by the Administrative Economic Defense Council (CADE) on June 3rd, 2014, and by Brazilian Central Bank on July 23, 2014. On July 31, 2014 Banco Santander concludes the Getnet acquisition and the corporate restructuring indicated on the material fact of April 7, 2014, in which Banco Santander will own 88.5% of the total corporate capital of Santander GetNet.

INVESTMENT AGREEMENT BETWEEN SANTANDER AND BONSUCESSO

On July 31, 2014, the Company published a material fact announcing the execution of an Investment Agreement with Banco Bonsucesso S.A, through which they agreed to form an association in the payroll loan and payroll credit card loan segment (“JV”).

Once the precedent conditions are verified, including approval by the competent regulatory authorities, Banco Bonsucesso will transfer its payroll loan and payroll credit card loan business to the JV and Santander Brasil, through Aymoré, will invest R$460 million in the JV, giving it a 60% interest in the latter’s capital and making it the controlling shareholder. Banco Bonsucesso will retain the remaining 40% of the JV’s capital.

JV will be the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Santander Brasil will continue to originate payroll loan transactions independently through its own channels, while the JV will be Santander Brasil’s vehicle for originating such loans outside its own channels.

The operation will create a structured external channel with a partner that has proven expertise in payroll loan business and a specialized platform needed for a profitable/good quality payroll loan origination in the external channels It also marks a continuation of Santander Brasil strategy of growing in the payroll loan segment.

CAPITAL OPTIMIZATION PLAN

CAPITAL OPTIMIZATION

On September 26, 2013[1], Santander Brasil announced a plan to optimize its regulatory capital with the following stages:

I) DISTRIBUTION OF EQUITY TO SHAREHOLDERS

On November 1st, 2013 an Extraordinary Shareholders’ Meeting (ESM) approved the distribution of equity totaling R$6.0 billion to shareholders, without reducing the number of shares, which was paid on January 29, 2014.

II) ISSUANCE OF SUBORDINATED NOTES

On January 14, 2014, the Board of Directors approved the issuance of foreign-currency Notes in an amount equivalent to R$6.0 billion, eligible to compose Tier I and Tier II of regulatory capital. The Notes were issued on January 29, 2014 and were entirely purchased by the Bank’s shareholders, with the following main characteristics:

IMPACT OF THE CAPITAL RESTRUCTURING ON THE INCOME STATEMENT:

The impacts related to the Regulatory Capital Optimization Plan comprise the issuance of Tier I and Tier II capital instruments and the respective foreign exchange hedge.

Given the constant exchange rate[2] and the interest rate of Tier I and Tier II as indicated on the previous table, plus withholding tax, the monthly impact of it on net interest income and net profit was approximately R$73.1 million and R$43.9 million, respectively. In the second quarter of 2014, the respective impacts came to R$219.3 million and R$131.6 million. In addition, considering the Tier I Notes remuneration that was recorded against equity in 1Q14, the 2Q14 impact on the income statement accounts totaled R$261.5 million on net interest income and R$173.8 million on net income.

III) BONUS SHARE ISSUE AND REVERSE SHARE SPLIT

On April 23, 2014, the Company published a Notice to Shareholders announcing that the Brazilian Central Bank had ratified the minutes of the Extraordinary Shareholders’ Meeting held on March 18, 2014, which approved a bonus share issue and reverse share split and an adjustment in the composition of the Units, which was implemented on June 2nd, 2014.

	Tier I	Tier II

Notional¹	US$ 1.248 bi ou	US$ 1.248 bi ou
	R$ 3.0 bi	R$ 3.0 bi
Interest rate²	7.375%	6.000%
Maturity date	Perpetual	January 29, 2014
Frequency of interest payments	Quarterly	Semi annually
1) Values converted at the exchange rate R$2.4044/US$, related to January, 27th, 2014.
2) The effective rate considering the withholding tax assumed by the issuer is: 8.676% for Tier I and 7.059% for TierII.

For accounting purposes, in the absence of a specific accounting rule issue by the Brazilian Central Bank applicable to the new instruments eligible to compose the regulatory capital, in 1Q14 Santander Brasil applied International Financial Reporting Standards, regulated in Brazil by the Brazilian Securities and Exchange Commission through Resolution CVM 604/09, which approved CPC Pronouncement 39. As a result, in 1Q14 Tier I eligible Notes remuneration was recorded against equity.

However, given that CPC 39 – Financial Instruments, was not considered by the National Monetary Council, it cannot be applied to financial institutions, as indicated by the Brazilian Central Bank. Consequently, in 2Q14, Tier I eligible Notes remuneration was recorded against profit or loss.

1 - For further details, please see the Material Fact published on September 26, 2013 and the Notice to Shareholders of January 7, 2014 and January 14, 2014 on the Investor Relations website.			______________________________ 2 - Reference exchange rate: R$ 2.4044 per U.S. $ 1.00 from January 27, 2014.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$2,864 million in the first half of 2014, 2.2% down in 12 months and 0.6% up in the quarter. Profit before taxes totaled R$3,447 million in the same period, up 7.8% in twelve months and down 3.0% in the quarter. Total equity came to R$50,417 million in June 2014, excluding R$7,586 million related to goodwill. Return on average equity (ROAE), adjusted for goodwill, reached 11.3% in the first half of 2014, a reduction of 0.1 p.p. in 12 months and a 0.4 p.p. improvement in the quarter.

General expenses totaled R$8,006 million in the same period, up 1.6% (or R$123 million) in 12 months and lower than inflation growth. In the quarter, expenses moved up by 1.5%, The efficiency ratio stood at 49.4% in the first half of 2014, an increase of 4.2 p.p. in 12 months and 0.2 p.p. up in the quarter.

Soundness Indicators: the BIS ratio stood at 17.9% in June 2014, down 3.7 p.p. in 12 months and 0.4 p.p. in the quarter. The coverage ratio (over 90 days) reached 158.5% in the same period.

The total credit portfolio came to R$226,299 million in June 2014, up 3.8% up in 12 months and 1.0% in the quarter. In the quarter, the foreign currency credit portfolio, which also includes dollar-indexed transactions, was impacted by the variation of the Real against the dollar. Excluding the exchange rate variation, the total credit portfolio would have grown by 1.4% in the period.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, totaled R$279,722 million in June 2014, up 4.9% in the 12-month comparison and 1.6% in the quarter.

Loans to individuals closed June 2014 at R$75,873 million, up 5.0% (or R$3,614 million) in 12 months and 0.4% in the quarter. The 12-month upturn was mainly fueled by mortgage loans and credit cards.

The consumer finance portfolio, which is originated outside the branch network, totaled R$36,851 million in June 2014, down 0.5% (or R$171 million) in 12 months and 1.5% in the quarter.

The SME portfolio closed June at R$31,264 million, 12.1% (or R$4,318 million) down in 12 months and 1.9% in the quarter.

The Large Corporates portfolio came to R$82,312 million, up 12.5% (or R$9,120 million) in 12 months and 4.1% in the quarter. The latter comparison was impacted by the exchange rate variation. Excluding this effect, this loan portfolio would have grown by 5.0% in the quarter.

Total funding from clients reached R$230,575 million in June 2014, up 12.5% in twelve months and 3.2% in the quarter. Total funding plus assets under management² came to R$400,443 million in June 2014, 7.9% higher in the year and 2.5% up in the quarter.

1. Accounting net profit + 100% reversal of goodwill amortization expenses. 2. According to the Anbima criterion.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1H14	1H13	Var.	2Q14	1Q14	Var.
			1H14x1H13			2Q14x1Q14

NET INTEREST INCOME	13,686	15,096	-9.3%	6,686	7,000	-4.5%
Allowance for Loan Losses	(4,797)	(6,573)	-27.0%	(2,451)	(2,346)	4.5%
NET INTEREST INCOME AFTER LOAN LOSSES	8,889	8,523	4.3%	4,235	4,654	-9.0%
Fee and commission income	5,316	5,214	2.0%	2,683	2,633	1.9%
General Expenses	(8,006)	(7,883)	1.6%	(4,032)	(3,974)	1.5%
Personnel Expenses + Profit Sharing	(3,547)	(3,488)	1.7%	(1,788)	(1,760)	1.6%
Administrative Expenses[2]	(4,459)	(4,395)	1.4%	(2,244)	(2,214)	1.3%
Tax Expenses	(1,548)	(1,526)	1.4%	(782)	(767)	1.9%
Investments in Affiliates and Subsidiaries	0	5	n.a.	0	(0)	n.a.
Other Operating Income/Expenses³	(1,250)	(1,335)	-6.4%	(444)	(806)	-44.9%
OPERATING INCOME	3,401	2,998	13.5%	1,661	1,741	-4.6%
Non Operating Income	45	199	-77.2%	37	9	n.a.
NET PROFIT BEFORE TAX	3,447	3,197	7.8%	1,697	1,749	-3.0%
Income Tax and Social Contribution	(499)	(131)	n.a.	(230)	(269)	-14.4%
Minority Interest	(83)	(138)	-39.4%	(30)	(53)	-43.0%
NET PROFIT	2,864	2,929	-2.2%	1,437	1,428	0.6%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 30 and 31.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

 NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$13,686 million in the first half of 2014, down 9.3% YoY and 4.5% in the quarter.

Revenues from loan operations fell by 5.0% (or R$569 million) in 12 months. In the same period, the average volume of the loan portfolio grew by 5.1%. The 12-month revenue decline continues to reflect the reduction in the average loan portfolio spread, in turn mainly due to the change in the mix, caused by the increase in the share of products with lower spreads/risks. In the quarter, revenues from loan operations fell by 0.3% (or R$16 million), largely due to the reduced pace of commercial activity. In the last two quarters, the average loan portfolio spread was relatively flat, with slight variations (+10 bps in 1Q14 and -12 bps in 2Q14), which indicates a trend of normalization compared to the average variation in spreads in the same period of 2013, a period that had more pronounced reductions.

Revenues from deposits increased by 26.6% in 12 months and 3.1% in the quarter.

The “Others” line, which includes the result of the structural interest rate gap, revenue from clients in treasury activities and others, fell by 29.9% (or R$971 million) in the year and 23.8% in the quarter. The variations in both periods were impacted by reduced gains from market activities. In addition, this line was impacted in the first half of 2014 by the Capital Optimization Plan in the approximate amount of R$365.5 million, which explains part of the period variation (for more details see page 8). If we exclude this effect, the net interest income would have fallen by 6.9% in 12 months and 2.2% in the quarter.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	1H14	1H13	Var.	2Q14	1Q14	Var.
(R$ Million)			1H14x1H13			2Q14x1Q14

Net Interest Income	13,686	15,096	-9.3%	6,686	7,000	-4.5%
Loans	10,791	11,360	-5.0%	5,387	5,403	-0.3%
Average volume	221,393	210,671	5.1%	221,183	221,603	-0.2%
Spread (Annualized)	9.8%	10.9%	-1.05 p.p.	9.8%	9.9%	-0.12 p.p.
Deposits	617	488	26.6%	313	304	3.1%
Average volume	127,021	119,927	5.9%	127,105	126,936	0.1%
Spread (Annualized)	1.0%	0.8%	0.16 p.p.	1.0%	1.0%	0.02 p.p.
Others¹	2,278	3,249	-29.9%	985	1,293	-23.8%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$5,316 million in the first half of 2014, up 2.0% (or R$102million) in 12 months and 1.9% in the quarter. It is worth noting that the 12-month evolution in commissions was impacted by two events related to insurance fees and the sale of Santander Brasil Asset Management, which are mentioned below. Excluding these effects, fees and commission would have grown by 8.0% in 12 months.

Credit card commissions amounted to R$1,648 million in the first half of 2014, up 9.9% (or R$148 million) in twelve months and 0.8% in the quarter.

Current account services fees amounted R$ 912 million in the first half of 2014, presenting a growth of 5.0% (or R$ 44 million) in twelve months and a reduction of 1.3% in the quarter.

Income from lending operations came to R$586 million in the same period, growth of 1.3% (or R$8 million) in 12 months and 8.9% in the quarter.

Collection service fees totaled R$449 million in the first half, up 16.8% (or R$64 million) in 12 months and 8.4% in the quarter.

Insurance fees totaled R$849 million in the first half of 2014, a reduction of 7.3% (or R$66 million) in 12 months and 1.6% in the quarter. The 12-month variation was impacted mainly by the seasonal effect of policy renewals, which were concentrated in the beginning of the year and, from 1Q13 on, are recognized in December, as mentioned in the 4Q13 Earning Release. Excluding this effect, insurance fees would have grown by 10.9% in 12 months.

Also, the reduction in asset management fees of 19.1% in 12 months reflected the sale of Santander Brasil Asset Management. Excluding this event, this line would have increased by 6.7% in the year. In the quarter, asset management fees increase by 2.4%.

FEE AND COMMISSION INCOME	1H14	1H13	Var.	2Q14	1Q14	Var.
(R$ Million)			1H14x1H13			2Q14x1Q14

Cards¹	1,648	1,500	9.9%	827	821	0.8%
Insurance fees	849	916	-7.3%	421	428	-1.6%
Current Account Services	912	868	5.0%	453	459	-1.3%
Asset Management²	477	590	-19.1%	241	236	2.4%
Lending Operations³	586	578	1.3%	305	280	8.9%
Collection Services	449	384	16.8%	233	215	8.4%
Securities Brokerage, Custody and Placement Services	256	257	-0.6%	128	128	0.0%
Others³	139	120	15.8%	73	66	10.8%
Total	5,316	5,214	2.0%	2,683	2,633	1.9%

Normalized Total[4]	5,316	4,921	8.0%	2,683	2,633	1.9%

1. Includes credit card and acquiring services net of the amount transferred as interchange.
2. Includes income from funds and consortia
3. From 4Q13, we reclassified "income from guarantees provided" from "others" fees to "Lending Operations". For comparison, this reclassification is also reflected in prior periods.
4. Excludes the seasonal effect of insurance fees and the impact of the sale of the asset management activities.

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$7,120 million in the first half of 2014, up 2.3% (or R$160 million) in 12 months and 1.2% in the quarter.

Personnel expenses, including profit sharing, came to R$3,547 million in the same period, up 1.7% (or R$60 million) in 12 months and 1.6% in the quarter.

Administrative expenses excluding depreciation and amortization amounted to R$3,573 million in the first half of 2014, 2.9% (or R$100 million) higher than in the first six months of 2013, due to higher expenses from “outsourced and specialized services”, “financial system services” and “data processing”. In the quarter, administrative expenses moved up by 0.9%, chiefly due to higher expenses from “Advertising, promotions and publicity”.

Depreciation and amortization totaled R$886 million in the first half of 2014, down 3.9% (or R$36 million) in 12 months and up 3.3% in the quarter.

General expenses, including depreciation and amortization, grew by 1.6% (or R$123 million) in 12 months, presenting an evolution lower than the inflation growth in the period, and 1.5% in the quarter. This performance reflected the Santander’s efforts in cost control.

The efficiency ratio stood at 49.5% in the second quarter of 2014, an increase of 0.2 p.p. in the quarter.

EXPENSES' BREAKDOWN (R$ Million)	1H14	1H13	Var.	2Q14	1Q14	Var.
			1H14x1H13			2Q14x1Q14

Outsourced and Specialized Services	1,153	1,100	4.8%	578	575	0.5%
Advertising, promotions and publicity	163	175	-7.0%	90	73	22.5%
Data processing	659	630	4.6%	331	329	0.7%
Communications	283	309	-8.4%	139	144	-3.2%
Rentals	365	359	1.6%	180	184	-2.2%
Transport and Travel	97	103	-5.4%	51	46	10.1%
Security and Surveillance	307	279	9.7%	149	158	-5.6%
Maintenance	100	95	4.6%	52	48	7.1%
Financial System Services	192	161	18.8%	95	96	-0.8%
Water, Electricity and Gas	84	83	1.4%	39	45	-14.4%
Material	39	50	-22.3%	20	19	7.2%
Others	132	128	3.4%	70	62	14.3%
Subtotal	3,573	3,473	2.9%	1,794	1,779	0.9%
Depreciation and Amortization[1]	886	922	-3.9%	450	436	3.3%
ADMINISTRATIVE EXPENSES	4,459	4,395	1.4%	2,244	2,214	1.3%

Compensation²	2,292	2,214	3.5%	1,161	1,130	2.7%
Charges	634	650	-2.5%	310	324	-4.2%
Benefits	578	567	2.0%	291	288	0.9%
Training	31	49	-37.3%	19	12	66.1%
Others	13	8	63.6%	7	6	10.4%
PERSONNEL EXPENSES	3,547	3,488	1.7%	1,788	1,760	1.6%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	7,120	6,960	2.3%	3,582	3,538	1.2%
					-
TOTAL GENERAL EXPENSES	8,006	7,883	1.6%	4,032	3,974	1.5%

1. Excludes the expenses of goodwill amortization, which in 2Q14 was R$909 million, 2Q13 was 909 million and in 1Q14 was R$ 909 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

 ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$ 4,797 million in the first half of 2014, down 27.0% in 12 months and up 4.5% in the quarter.

ALLOWANCE FOR LOAN LOSSES	1H14	1H13	Var.	2Q14	1Q14	Var.
(R$ Million)			1H14x1H13			2Q14x1Q14

Gross allowance for loan losses	(6,044)	(7,366)	-18.0%	(3,043)	(3,001)	1.4%
Income from recovery of written off loans	1,247	793	57.2%	591	655	-9.7%
Total	(4,797)	(6,573)	-27.0%	(2,451)	(2,346)	4.5%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$1,250 million in the first half of 2014, down 6.3% (or R$85 million) in 12 months and 44.9% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	1H14	1H13	Var.	2Q14	1Q14	Var.
			1H14x1H13			2Q14x1Q14

Other operating income (expenses)	(1,250)	(1,334)	-6.3%	(444)	(806)	-44.9%
Expenses from cards	(766)	(699)	9.6%	(396)	(370)	6.9%
Net Income Capitalization	125	140	-10.9%	63	62	1.0%
Provisions for contingencies¹	(832)	(625)	33.0%	(303)	(528)	-42.6%
Others	223	(150)	n.a.	193	31	n.a.

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$499 million in the first half of 2014, with an effective tax rate of 14.5%, up 10.4 p.p. in 12 months and down 1.8 p.p. in the quarter. The 12-month increase was largely due to the fact that interest on equity was declared in the first quarter of 2013, but not in the same period of 2014. Interest on equity, which is part of the shareholders’ remuneration, is tax deductible, reducing the tax base.

SANTANDER BRASIL RESULTS

balance sheet

At the close of June 2014, total assets stood at R$486,614 million, 6.5% up in 12 months and 0.1% in the quarter. In the same period, total equity came to R$58,003 million. Excluding  goodwill, total equity amounted R$50,417 million.

ASSETS (R$ Million)	Jun/14	Jun/13	Var.	Mar/14	Var.
			Jun14xJun13		Jun14xMar14

Current Assets and Long Term Assets	476,749	446,974	6.7%	475,805	0.2%
Cash and Cash Equivalents	5,005	4,534	10.4%	5,204	-3.8%
Interbank Investments	32,502	44,342	-26.7%	31,255	4.0%
Money Market Investments	21,115	28,696	-26.4%	18,915	11.6%
Interbank Deposits	2,739	3,885	-29.5%	2,537	8.0%
Foreign Currency Investments	8,648	11,761	-26.5%	9,803	-11.8%
Securities and Derivative Financial Instrument	103,862	77,534	34.0%	96,242	7.9%
Own Portfolio	37,552	34,710	8.2%	29,283	28.2%
Subject to Repurchase Commitments	42,383	20,994	101.9%	43,987	-3.6%
Posted to Central Bank of Brazil	8,159	2,661	206.6%	6,558	24.4%
Pledged in Guarantees	9,864	12,648	-22.0%	10,435	-5.5%
Others	5,905	6,522	-9.5%	5,978	-1.2%
Interbank Accounts	45,328	34,317	32.1%	42,712	6.1%
Interbranch Accounts	-	1	n.a.	0	n.a.
Lending Operations	211,722	203,059	4.3%	208,981	1.3%
Lending Operations	226,363	218,053	3.8%	224,012	1.0%
Lending Operations Related to Assignment	15	38	-60.8%	20	-23.4%
(Allowance for Loan Losses)	(14,656)	(15,033)	-2.5%	(15,050)	-2.6%
Others Receivables	76,448	81,408	-6.1%	89,440	-14.5%
Others Assets	1,883	1,779	5.9%	1,970	-4.4%
Permanent Assets	17,451	21,076	-17.2%	18,807	-7.2%
Investments	50	115	-56.6%	51	-2.5%
Fixed Assets	6,363	5,886	8.1%	6,704	-5.1%
Intangibles	11,038	15,076	-26.8%	12,052	-8.4%
Goodwill	26,276	26,240	0.1%	26,275	0.0%
Intangible Assets	7,042	6,978	0.9%	6,885	2.3%
(Accumulated Amortization)	(22,281)	(18,142)	22.8%	(21,108)	5.6%
Total Assets	494,200	468,050	5.6%	494,612	-0.1%

Goodwill (net of the amortization)	7,586	11,187	-32.2%	8,495	-10.7%
Total Assets (excluding goodwill)	486,614	456,863	6.5%	486,117	0.1%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Jun/14	Jun/13	Var.	Mar/14	Var.
			Jun14xJun13		Jun14xMar14

Current Liabilities and Long Term Liabilities	434,865	402,912	7.9%	436,052	-0.3%
Deposits	134,118	126,147	6.3%	133,227	0.7%
Demand Deposits	14,635	13,385	9.3%	14,356	1.9%
Savings Deposits	35,779	29,293	22.1%	35,023	2.2%
Interbank Deposits	4,172	3,604	15.8%	3,956	5.5%
Time Deposits	79,532	79,865	-0.4%	79,891	-0.4%
Money Market Funding	89,945	78,871	14.0%	86,279	4.3%
Own Portfolio	76,648	58,201	31.7%	75,368	1.7%
Third Parties	2,300	9,756	-76.4%	738	211.5%
Free Portfolio	10,997	10,914	0.8%	10,172	8.1%
Funds from Acceptance and Issuance of Securities	69,739	64,956	7.4%	66,125	5.5%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	55,560	44,813	24.0%	51,134	8.7%
Securities Issued Abroad	12,609	18,813	-33.0%	13,321	-5.3%
Others	1,570	1,329	18.1%	1,670	-6.0%
Interbank Accounts	2,492	1,414	76.2%	2,276	n.a.
Interbranch Accounts	1,509	984	53.4%	1,454	3.8%
Borrowings	18,131	16,976	6.8%	17,627	2.9%
Domestic Onlendings -Official Institutions	12,943	9,559	35.4%	12,459	3.9%
Foreign Onlendings	9	29	-67.5%	9	-0.6%
Derivative Financial Instruments	4,472	5,713	-21.7%	4,543	-1.6%
Other Payables	101,506	98,262	3.3%	112,054	-9.4%
Deferred Income	335	252	33.2%	315	6.4%
Minority Interest	997	924	8.0%	1,040	-4.1%
Equity	58,003	63,963	-9.3%	57,204	1.4%
Total Liabilities	494,200	468,050	5.6%	494,612	-0.1%

Equity (excluding goodwill)	50,417	52,776	-4.5%	48,709	3.5%

SECURITIES

Securities totaled R$103,862 million in June 2014, growth of 34.0% in 12 months and 7.9% in the quarter.

SECURITIES (R$ Million)	Jun/14	Jun/13	Var.	Mar/14	Var.
			Jun14xJun13		Jun14xMar14

Public securities	79,365	52,875	50.1%	71,089	11.6%
Private securities, funds quotas / others	18,595	18,140	2.5%	19,178	-3.0%
Financial instruments	5,902	6,519	-9.5%	5,976	-1.2%
Total	103,862	77,534	34.0%	96,242	7.9%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

At the end of June 2014, the total credit portfolio amounted to R$226,299 million, up 3.8% in twelve months and 1.0% in the quarter. The foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the variation of the Real against the Dollar in the quarter. Excluding the effect of the exchange rate variation, the total credit portfolio would have grown by 1.4% in the quarter.

Also, at the close of June 2014, the foreign currency loan portfolio, including dollar-indexed loans, totaled R$25.9 billion, 4.1% lower than the R$27.1 billion recorded at the end of June 2013 and 2.2% higher than in March 2014.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended June 2014 at R$279,722 million, a growth of 4.9% in twelve months and 1.6% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Jun/14	Jun/13	Var.	Mar/14	Var.
BY SEGMENT (R$ Million)			Jun14xJun13		Jun14xMar14

Individuals	75,873	72,258	5.0%	75,588	0.4%
Consumer Finance	36,851	37,021	-0.5%	37,421	-1.5%
SMEs	31,264	35,582	-12.1%	31,873	-1.9%
Corporate	82,312	73,192	12.5%	79,071	4.1%
Total portfolio	226,299	218,053	3.8%	223,952	1.0%
Other credit related transactions¹	53,423	48,677	9.7%	51,233	4.3%
Total expanded credit portfolio	279,722	266,730	4.9%	275,185	1.6%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed June 2014 at R$75,873 million, up 5.0% (or R$3,614 million) in twelve months and 0.4% in the quarter. The products that explained the annual variation were mortgage loans and credit cards.

The credit card portfolio totaled R$16,704 million, up 10.6% (or R$1,596 million) in twelve months and down 0.1% in the quarter. The financed portfolio accounts for nearly 30% of this total.

The balance of mortgages ended June 2014 at R$17,905 million, up 33.8% (or R$4,527 million) in twelve months and 7.3% in the quarter.

Payroll loans, including the acquired portfolio, totaled R$ 12,285 million, down 17.0% (or R$2,523 million) in twelve months and 4.0% in the quarter. It is worth noting that the evolution of this portfolio reflected the adjustments to the product’s processes and strategy. Thus, if we exclude this product from the individuals’ credit portfolio, the latter would have grown by 10.7% in the year and 1.3% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed June 2014 at R$36,851 million, down 0.5% (or R$171 million) in twelve months and 1.5% in the quarter. Of this total, R$30,213 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$33,412 million in June 2014, an increase of 0.9% in twelve months and a reduction of 1.3% in the quarter.

CORPORATE AND SMEs LOANS

Corporate and SME loans closed June 2014 at R$113,576 million, up 4.4% (or R$4,802 million) in twelve months and 2.4% in the quarter.

The Corporate loan portfolio came to R$82,312 million, a growth of 12.5% (or R$9,120 million) in 12 months and 4.1% in the quarter. The latter was impacted by the exchange rate variation. Excluding this impact, growth would have come to 5.0% in the quarter.

Loans to SMEs totaled R$31,264 million in June 2014, down 12.1% (or R$4,318 million) in 12 months and 1.9% in the quarter.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Jun/14	Jun/13	Var.	Mar/14	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Jun14xJun13		Jun14xMar14

Individuals
Leasing / Auto Loans¹	3,199	2,986	7.1%	3,229	-0.9%
Credit Card	16,704	15,108	10.6%	16,714	-0.1%
Payroll Loans²	12,285	14,808	-17.0%	12,800	-4.0%
Payroll Loans originated by the bank	11,849	13,864	-14.5%	12,345	-4.0%
Acquired portfolio	436	944	-53.9%	455	-4.3%
Mortgages	17,905	13,378	33.8%	16,694	7.3%
Agricultural Loans	2,999	2,672	12.3%	2,844	5.5%
Personal Loans / Others	22,780	23,306	-2.3%	23,307	-2.3%
Total Individuals	75,873	72,258	5.0%	75,588	0.4%

Consumer Finance	36,851	37,021	-0.5%	37,421	-1.5%

Corporate and SMEs
Leasing / Auto Loans	3,127	3,568	-12.3%	3,185	-1.8%
Real Estate	10,117	8,205	23.3%	9,850	2.7%
Trade Finance	15,891	17,819	-10.8%	17,017	-6.6%
On-lending	10,886	8,103	34.3%	10,377	4.9%
Agricultural Loans	2,084	2,511	-17.0%	2,416	-13.8%
Working capital / Others	71,471	68,567	4.2%	68,098	5.0%
Total Corporate and SMEs	113,576	108,774	4.4%	110,944	2.4%

Total Credit	226,299	218,053	3.8%	223,952	1.0%
Other Credit Risk Transactions with clients³	53,423	48,677	9.7%	51,233	4.3%

Total Expanded Credit Portfolio	279,722	266,730	4.9%	275,185	1.6%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 33,412 MM in Jun/14, R$ 33,122 MM in Jun/13 and R$ 33,854 MM in Mar/14.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$14,656 million in June 2014, down 2.5% in 12 months and 2.6% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of the allowance for loan losses by loans overdue by more than 90 days. At the close of June 2014, it stood at 158.5%, 26.5 p.p. up in 12 months and 18.1 p.p. down in the quarter

SANTANDER BRASIL RESULTS

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$14,553 million in June 2014, a growth of 24.7% in 12 months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, this portfolio fell by 0.6%.

In June 2014, 48.9% of the portfolio was provisioned, versus 51.3% in March 2014 and 48.7% in June 2013. These levels are considered to be adequate, given the nature of the operations involved

RENEGOTIATED PORTFOLIO	Jun/14	Jun/13	Var.	Mar/14	Var.
(R$ Million)			Jun14xJun13		Jun14xMar14

Renegotiated Portfolio	14,553	11,666	24.7%	14,636	-0.6%
Allowance for loan losses over renegotiated portfolio	(7,114)	(5,686)	25.1%	(7,508)	-5.3%
Coverage %	48.9%	48.7%	0.1 pp	51.3%	-2.4 pp

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 4.1% of the total credit portfolio, down 1.1 p.p. in 12 months and up 0.3 p.p. in the quarter. The delinquency ratio of the individual segment stood at 5.6%, down 1.5 p.p. in 12 months and up 0.5 p.p. in the quarter. Delinquency in the corporate segment reached 2.7%, down 0.8 p.p. in 12 months and up 0.1 p.p. in the quarter.

DELINQUENCY RATIO (OVER 15-90 DAYS)

The 15-90 day delinquency ratio came to 5.0% in June 2014, up 0.5 p.p. in 12 months and down 0.3 p.p. in the quarter. The individual delinquency ratio stood at 7.4%, up 1.0 p.p. in 12 months and flat in the quarter. The corporate ratio was flat in 12 months and decreased by 0.5 p.p. in the quarter.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed June 2014 at R$230,575 million, up 12.5% (or R$25,688 million) in 12 months. The evolution of debenture, real estate credit notes (LCIs), agribusiness credit notes (LCAs) and savings deposits were the highlights in the annual evolution, accounting for almost the entire increase in the period. In the quarter, funding from clients increased 3.2%. Almost all lines presented growth, with highlight to debentures, real estate credit notes (LCIs), agribusiness credit notes (LCAs) and Treasury Notes, which represented approximately 90% of the funding growth in the quarter.

FUNDING (R$ Million)	Jun/14	Jun/13	Var.	Mar/14	Var.
			Jun14xJun13		Jun14xMar14

Demand deposits	14,635	13,385	9.3%	14,356	1.9%
Saving deposits	35,779	29,293	22.1%	35,023	2.2%
Time deposits	79,532	79,865	-0.4%	79,891	-0.4%
Debenture/LCI/LCA¹	67,222	51,990	29.3%	63,698	5.5%
Treasury Notes (Letras Financeiras)	33,407	30,353	10.1%	30,498	9.5%
Funding from clients	230,575	204,887	12.5%	223,467	3.2%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The credit/funding ratio reached 98.1% in June 2014, down 8.3 p.p. in twelve months and 2.1 p.p. in the quarter. This improvement reflects the good funding performance in both periods.

 The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 91.9% in June 2014, down 4.3 p.p. in 12 months and 1.0 p.p. in the quarter.

The bank has a comfortable liquidity position and a stable source of funding and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Jun/14	Jun/13	Var.	Mar/14	Var.
			Jun14xJun13		Jun14xMar14

Funding from clients (A)	230,575	204,887	12.5%	223,467	3.2%
(-) Reserve Requirements	(42,473)	(32,563)	30.4%	(40,048)	6.1%
Funding Net of Reserve Requirements	188,102	172,324	9.2%	183,418	2.6%
Borrowing and Onlendings	13,009	9,658	34.7%	12,531	3.8%
Subordinated Debts¹	14,467	9,046	59.9%	14,339	0.9%
Offshore Funding	30,683	35,720	-14.1%	30,886	-0.7%
Total Funding (B)	246,260	226,747	8.6%	241,174	2.1%
Assets under management²	154,183	144,413	6.8%	149,420	3.2%
Total Funding and Asset under management	400,443	371,159	7.9%	390,593	2.5%
Total Credit (C)	226,299	218,053	3.8%	223,952	1.0%
C / B (%)	91.9%	96.2%		92.9%

C / A (%)	98.1%	106.4%		100.2%

1 - Includes Debt Instruments Eligible to Compose Capital
2 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio reached 17.9% in June 2014, a reduction of 3.7 p.p. in twelve months and 0.4 p.p. in the quarter. The variation in twelve months was impacted by the implementation of Basel III rules, which became mandatory from October 2013 on. Some of the rules are phased-in over time, with initial impact on January 1st, 2014. Among those changes, highlight to the application of prudential adjustments and goodwill deduction.

The quarterly variation can be explained by the increase in Required Regulatory Capital, which moved up by 3.6%. This impact was partially offset by the growth of Tier I (+1.6%), which was positively affected by the mark to market of securities recognized in equity, by the incorporation of period results, and by the lower goodwill deduction, according to the current rules, due to the goodwill amortization of R$ 909 million in the quarter.

From March 2014 the Regulatory Capital started to reflect the Capital Optimization Plan, which occurred an equity distribution in the amount of R$ 6.0 billion to shareholders, and the issuance, on January 29, 2014 in the same amount, of a foreign currency Notes Program, R$ 3.0 billion of which being eligible to compose Tier I, Additional Tier I, and R$ 3.0 billion eligible to compose Tier II.

OWN RESOURCES AND BIS (R$ Million)	Jun/14	Jun/13	Var.	Mar/14	Var.
			Jun14xJun13		Jun14xMar14

Tier I Regulatory Capital	58,802	64,537	-8.9%	57,848	1.6%
- CET1	56,014	64,537	-13.2%	54,982	1.9%
- Additional Tier I	2,788	-	-	2,866	-2.7%
Tier II Regulatory Capital	5,577	3,945	41.4%	5,630	-1.0%
Adjusted Regulatory Capital (Tier I and II)	64,379	68,482	-6.0%	63,479	1.4%
Required Regulatory Capital	39,574	35,002	13.1%	38,189	3.6%
Adjusted Credit Risk Capital requirement	34,304	31,520	8.8%	33,496	2.4%
Market Risk Capital requirement	3,562	1,752	103.3%	2,986	19.3%
Operational Risk Capital requirement	1,707	1,729	-1.3%	1,707	0.0%
Basel Ratio	17.9%	21.5%	-3.6 p.p.	18.3%	-0.4 p.p.
Tier I	16.3%	20.3%	-3.9 p.p.	16.7%	-0.3 p.p.
- CET1	15.6%	20.3%	-4.7 p.p.	15.8%	-0.3 p.p.
Tier II	1.6%	1.2%	0.3 p.p.	1.6%	-0.1 p.p.

OUR SHARES

CORPORATE GOVERNANCE

Santander follows the recommendations of the Best Practices Code of the Brazilian Institute for Corporate Governance (IBGC) and its shares and units are currently listed under Corporate Governance Level 2 of the BM&FBOVESPA (Securities, Commodities and Futures Exchange). However, as a result of the operation announced on April 29, 2014 (more details on page 6), an Extraordinary Shareholders’ Meeting held on June 9, 2014, approved Santander Brasil’s withdrawal from Corporate Governance Level 2, subject to an Exchange Offer. The Bank will remain as a publicly-held company listed in BM&FBOVESPA’s traditional trading segment.

SIMPLIFIED OWNERSHIP STRUCTURE

Given the reverse share split implemented on June 2nd, 2014, as announced in the Notice to Shareholders dated April 23, 2014, the Bank’s shareholders’ equity now consists of 7,600,840,325 shares, of which 3,869,849,668 are common shares (SANB3) and 3,730,990,657 are preferred share (SANB4). It’s worth mentioning that each Unit is composed of one common share and one preferred share.

Santander’s ownership structure on June 30, 2014 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	2,923,515	75.5%	2,755,969	73.9%	5,679,485	74.7%
Treasury Shares	25,346	0.7%	25,346	0.7%	50,691	0.7%
Free Float	920,989	23.8%	949,676	25.5%	1,870,665	24.6%
Total	3,869,850	100.0%	3,730,991	100.0%	7,600,840	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

Santander Brasil declared dividends of R$620 million in the first half of 2014, which will be paid from August 28, 2014.

It is important to note that, on January 29, 2014, the Company returned R$6.0 billion to shareholders, as part of the capital optimization process. For more detail see page 8.

PERFORMANCE

SANB11	1H14	1H13	Var. 1H14x1H13	2Q14	1Q14	Var. 2Q14x1Q14

Earnings (annualized) per unit ¹ (R$)	1.51	1.54	-2.2%	1.51	1.50	0.6%
Dividend + Interest on capital (semester) per unit (R$)	0.11	0.17	-38.5%	0.11	0.06	81.8%
Closing price (R$)²	15.1	13.6	11.6%	15.1	12.6	20.3%
Book Value per unit (R$)[3]	13.3	13.9	-4.5%	13.3	12.8	3.5%
Market Capitalization (R$ bi)[4]	57.5	51.5	11.6%	57.5	47.8	20.3%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill.
4-Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

RATINGS

RATINGS AGENCIES

 Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB+ (stable)	F2	BBB+ (stable)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB- (stable)	A-3	BBB- (stable)	A-3	brAAA (stable)	brA-1

Moody's (outlook)	Baa2 (stable)	Prime-2	Baa2 (stable)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (June 4th, 2014); Standard & Poor’s (March 26th, 2014) and Moody’s (October 03rd, 2013).

RISK MANAGEMENT

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, all matched with the Bank corporate standards.

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• Review periodically the observations and recommendations from regulators and supervisory authorities.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk and another for managing market risk. The management structure is composed of directors who act from the portfolio management point of view.

A specific department has the mission of consolidate the portfolios and respective risks, supporting senior management with integrated information. In addition, is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

market risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among others. These practices allow the control and monitoring of the risks which might affect the position of Banco Santander portfolios.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

RISK MANAGEMENT

operational risk management, Internal controls –SARBANES-OXley ACT

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management - Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided. Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2013 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in April 2014 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

INTERNAL AUDIT

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee. Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. Audit Committee and the Board of Directors were informed on Internal Audit’s works during the six months of 2014, according to its annual plan. The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary. Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size. In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced. During the six months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed on work plan for 2014, taking into account their conception efficiency and performance.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for the Large Corporates’ banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our Large Corporates’ clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles.

CORPORATE GOVERNANCE AND SUSTAINABLE DEVELOPMENT

SUSTAINABLE DEVELOPMENT

On April 25th, the Banco Central do Brasil (Brazilian Central Bank) published the “Resolução 4.327”, which establishes the implementation of a Socio-environmental Responsibility Policy (PRSA) by the financial and other institutions authorized to function by the Brazilian Central Bank. Santander already adopts a serie of practices established by the “Resolução” and is working on an action plan for the integral compliance to the new regulation, according to the schedule purposed by the “Resolução”. These practices are available in our Annual Report, which concerns our business performance from 2013. The new edition follows the directives from the Global Reporting Initiative (GRI) G4 for sustainability reports, comprehensive option, audited by external verification.

In May, we were mentioned by the IstoÉ Dinheiro magazine as one of the “50 empresas do bem” (“50 companies of good”), with highlight to our urban mobility initiatives, adopted at the Torre Santander.

CORPORATE GOVERNANCE

On April 29, 2014, the Central Bank of Brazil approved the reelection of members of the Company´s Audit Committee, for a term of office of one more year, as the Board of Directors meeting held on March 18, 2014. And 27 May, 2014, the Central Bank of Brazil approved the election of the qualified member of the Company´s Audit Committee, Mr. Graham Charles Nye, for a term of office of one year, as the Board of Directors meeting held on March 26, 2014, replacing Sra. Elidie Palma Bifano who left the respective position and became just a member of Committee.

On April 30, the Board of Directors of the Company approved the establishment of the Special Independent Committee, with the attribution of advise the Board of Directors in the evaluation and demonstration to be issued pursuant to item 5.8 - Opinion of the Board of Directors, of the Rules of Level 2 Corporate Governance segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros ("Level 2") and submission of the Schedule 14D-9 under the Securities Exchange Act of 1934 of the United States of America. On the same date, 2014, the Company held the Annual and Extraordinary General Meeting, which among other things, approved the election of Mr. Álvaro Antônio Cardoso de Souza, as an independent member of Board of Directors meeting, whose election process was approved by Central Bank of Brasil on July 3rd, 2014.

On May 15, 2014, the Central Bank of Brazil approved the election of Mr. Angel Santodomingo Martell, in order to serve as Vice-President Executive Officer - CFO as well to serve as Investors Relations Officer, as the Board of Directors meeting held on March 26, 2014. O Sr. Santodomingo took office the positions that was elected, on July 08, 2014, when Mr. Carlos Alberto López Galan, left the position as Investor Relations Officer of Banco Santander Brasil.

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Jun/14	Mar/14	Dec/13	Sep/13	Jun/13	Mar/13

Current Assets and Long Term Assets	476,749	475,805	465,777	444,978	446,974	426,550
Cash and Cash Equivalents	5,005	5,204	5,486	5,906	4,534	5,256
Interbank Investments	32,502	31,255	47,655	44,776	44,342	47,250
Money Market Investments	21,115	18,915	32,457	32,367	28,696	32,458
Interbank Deposits	2,739	2,537	2,480	2,638	3,885	3,950
Foreign Currency Investments	8,648	9,803	12,718	9,770	11,761	10,843
Securities and Derivative Financial Instrument	103,862	96,242	78,146	71,610	77,534	71,830
Own Portfolio	37,552	29,283	35,923	38,776	34,710	36,541
Subject to Repurchase Commitments	42,383	43,987	20,962	13,578	20,994	16,533
Posted to Central Bank of Brazil	8,159	6,558	4,603	3,189	2,661	1,274
Pledged in Guarantees	9,864	10,435	9,394	9,744	12,648	13,315
Others	5,905	5,978	7,264	6,322	6,522	4,167
Interbank Accounts	45,328	42,712	35,833	38,298	34,317	34,004
Restricted Deposits:	42,641	40,218	35,787	35,605	32,731	32,392
-Central Bank of Brazil	42,473	40,048	35,619	35,437	32,563	32,222
-National Housing System	169	169	168	168	168	169
Others	2,686	2,494	46	2,693	1,587	1,612
Interbranch Accounts	-	0	1	1	1	1
Lending Operations	211,722	208,981	212,508	207,112	203,059	196,434
Lending Operations	226,363	224,012	227,482	222,071	218,053	211,703
Lending Operations Related to Assignment	15	20	25	31	38	47
(Allowance for Loan Losses)	(14,656)	(15,050)	(14,999)	(14,990)	(15,033)	(15,317)
Other Receivables	76,448	89,440	84,339	75,500	81,408	70,154
Foreign Exchange Portfolio	35,592	49,018	43,522	35,577	42,283	31,583
Tax Credits	19,686	19,377	19,960	19,287	19,136	18,936
Others	21,170	21,045	20,858	20,636	19,988	19,635
Others Assets	1,883	1,970	1,809	1,775	1,779	1,621
Permanent Assets	17,451	18,807	20,088	20,430	21,076	22,051
Investments	50	51	137	122	115	45
Fixed Assets	6,363	6,704	6,807	6,125	5,886	5,752
Intangibles	11,038	12,052	13,144	14,183	15,076	16,254
Goodwill	26,276	26,275	26,245	26,245	26,240	26,241
Intangible Assets	7,042	6,885	7,062	7,109	6,978	7,099
(Accumulated Amortization)	(22,281)	(21,108)	(20,162)	(19,171)	(18,142)	(17,086)
Total Assets	494,200	494,612	485,866	465,408	468,050	448,601

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Jun/14	Mar/14	Dec/13	Sep/13	Jun/13	Mar/13

Current Liabilities and Long Term Liabilities	434,865	436,052	421,751	400,424	402,912	384,184
Deposits	134,118	133,227	134,213	130,433	126,147	122,776
Demand Deposits	14,635	14,356	15,605	14,420	13,385	12,717
Savings Deposits	35,779	35,023	33,589	31,259	29,293	27,915
Interbank Deposits	4,172	3,956	3,920	3,755	3,604	3,474
Time Deposits	79,532	79,891	81,100	80,999	79,865	78,669
Money Market Funding	89,945	86,279	78,462	77,794	78,871	79,663
Own Portfolio	76,648	75,368	61,711	54,905	58,201	55,742
Third Parties	2,300	738	8,972	12,450	9,756	14,195
Free Portfolio	10,997	10,172	7,779	10,440	10,914	9,726
Funds from Acceptance and Issuance of Securities	69,739	66,125	69,061	63,758	64,956	58,498
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	55,560	51,134	49,615	44,668	44,813	40,115
Securities Issued Abroad	12,609	13,321	18,170	17,741	18,813	17,127
Others	1,570	1,670	1,276	1,349	1,329	1,257
Interbank Accounts	2,492	2,276	64	2,428	1,414	1,710
Interbranch Accounts	1,509	1,454	2,771	1,344	984	1,261
Borrowings	18,131	17,627	17,975	17,460	16,976	16,024
Domestic Onlendings -Official Institutions	12,943	12,459	11,757	10,465	9,559	9,737
National Economic and Social Development Bank (BNDES)	5,992	6,105	5,848	5,223	4,846	5,417
National Equipment Financing Authority (FINAME)	6,759	6,149	5,723	5,068	4,543	4,117
Other Institutions	191	205	185	173	170	203
Foreign Onlendings	9	9	19	19	29	27
Derivative Financial Instruments	4,472	4,543	5,865	5,505	5,713	4,132
Other Payables	101,506	112,054	101,563	91,218	98,262	90,355
Foreign Exchange Portfolio	35,090	48,548	43,434	35,248	42,212	31,948
Tax and Social Security	17,214	15,740	15,282	17,006	16,643	17,356
Subordinated Debts	8,849	8,616	8,906	8,690	9,046	11,407
Debt Instruments Eligible to Compose Capital	5,618	5,724	-	-	-	-
Others	34,736	33,426	33,942	30,274	30,362	29,644
Deferred Income	335	315	308	298	252	275
Minority Interest	997	1,040	987	947	924	912
Equity	58,003	57,204	62,819	63,740	63,963	63,230
Total Liabilities	494,200	494,612	485,866	465,408	468,050	448,601

1. Accounting Balance Sheet not audited
2. Includes Repo
3. Includes provisions for pensions and contingencies.
4. Includes minority interest and adjustment to market value

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13

NET INTEREST INCOME	6,686	7,000	7,211	7,521	7,438	7,658
Allowance for Loan Losses	(2,451)	(2,346)	(2,449)	(2,698)	(3,202)	(3,371)
NET INTEREST INCOME AFTER LOAN LOSSES	4,235	4,654	4,762	4,822	4,236	4,287
Fee and commission income	2,683	2,633	2,847	2,614	2,628	2,586
General Expenses	(4,032)	(3,974)	(4,313)	(4,101)	(3,992)	(3,891)
Personnel Expenses + Profit Sharing	(1,788)	(1,760)	(1,947)	(1,807)	(1,735)	(1,753)
Administrative Expenses²	(2,244)	(2,214)	(2,367)	(2,294)	(2,257)	(2,138)
Tax Expenses	(782)	(767)	(785)	(812)	(776)	(750)
Investments in Affiliates and Subsidiaries	0	(0)	(2)	17	5	0
Other Operating Income/Expenses³	(444)	(806)	(829)	(945)	(616)	(718)
OPERATING PROFIT	1,661	1,741	1,679	1,595	1,485	1,513
Non Operating Income	37	9	28	10	112	87
NET PROFIT BEFORE TAX	1,697	1,749	1,707	1,605	1,597	1,600
Income Tax and Social Contribution	(230)	(269)	(236)	(151)	(93)	(38)
Minority Interest	(30)	(53)	(62)	(48)	(94)	(43)
NET PROFIT	1,437	1,428	1,409	1,407	1,410	1,519

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 30 and 31.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

 Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ Million)	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13

Net Interest Income	380	486	(725)	(228)	(1,703)	288
Tax Expenses	(57)	(68)	57	9	174	(42)
Income Tax	(323)	(419)	668	218	1,529	(247)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments, except from amortization of goodwill, have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1H14	Reclassifications				1H14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	15,799	866	1,247	-	-	13,686
Allowance for Loan Losses	(6,044)	-	(1,247)	-	-	(4,797)
NET INTEREST INCOME AFTER LOAN LOSSES	9,755	866	-	-	-	8,889
Fee and commission income	5,316	-	-	-	-	5,316
General Expenses	(9,272)	-	-	(1,818)	553	(8,006)
Personnel Expenses + Profit Sharing	(2,994)	-	-	-	553	(3,547)
Administrative Expenses	(6,277)	-	-	(1,818)	-	(4,459)
Tax Expenses	(1,672)	(124)	-	-	-	(1,548)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(1,250)	-	-	-	-	(1,250)
OPERATING INCOME	2,878	742	-	(1,818)	553	3,401
Non Operating Income	45	-	-	-	-	45
NET PROFIT BEFORE TAX	2,923	742	-	(1,818)	553	3,447
Income Tax	(1,241)	(742)	-	-	-	(499)
Profit Sharing	(553)	-	-	-	(553)	-
Minority Interest	(83)	-	-	-	-	(83)
NET PROFIT	1,046	-	-	(1,818)	-	2,864

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1H13	Reclassifications				1H13
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	14,474	(1,415)	793	-	-	15,096
Allowance for Loan Losses	(7,366)	-	(793)	-	-	(6,573)
NET INTEREST INCOME AFTER LOAN LOSSES	7,108	(1,415)	-	-	-	8,523
Fee and commission income	5,214	-	-	-	-	5,214
General Expenses	(9,227)	-	-	(1,818)	474	(7,883)
Personnel Expenses + Profit Sharing	(3,014)	-	-	-	474	(3,488)
Administrative Expenses	(6,214)	-	-	(1,818)	-	(4,395)
Tax Expenses	(1,394)	132	-	-	-	(1,526)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	5
Other Operating Income/Expenses	(1,335)	-	-	-	-	(1,335)
OPERATING INCOME	371	(1,282)	-	(1,818)	474	2,998
Non Operating Income	199	-	-	-	-	199
NET PROFIT BEFORE TAX	570	(1,282)	-	(1,818)	474	3,197
Income Tax	1,151	1,282	-	-	-	(131)
Profit Sharing	(474)	-	-	-	(474)	-
Minority Interest	(138)	-	-	-	-	(138)
NET PROFIT	1,110	-	-	(1,818)	-	2,929

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	2Q14	Reclassifications				2Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	7,657	380	591	-	-	6,686
Allowance for Loan Losses	(3,043)	-	(591)	-	-	(2,451)
NET INTEREST INCOME AFTER LOAN LOSSES	4,615	380	-	-	-	4,235
Fee and commission income	2,683	-	-	-	-	2,683
General Expenses	(4,666)	-	-	(909)	275	(4,032)
Personnel Expenses + Profit Sharing	(1,513)	-	-	-	275	(1,788)
Administrative Expenses	(3,153)	-	-	(909)	-	(2,244)
Tax Expenses	(838)	(57)	-	-	-	(782)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(444)	-	-	-	-	(444)
OPERATING INCOME	1,350	323	-	(909)	275	1,661
Non Operating Income	37	-	-	-	-	37
NET PROFIT BEFORE TAX	1,386	323	-	(909)	275	1,697
Income Tax	(554)	(323)	-	-	-	(230)
Profit Sharing	(275)	-	-	-	(275)	-
Minority Interest	(30)	-	-	-	-	(30)
NET PROFIT	528	-	-	(909)	-	1,437

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1Q14	Reclassifications				1Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	8,141	486	655	-	-	7,000
Allowance for Loan Losses	(3,001)	-	(655)	-	-	(2,346)
NET INTEREST INCOME AFTER LOAN LOSSES	5,140	486	-	-	-	4,654
Fee and commission income	2,633	-	-	-	-	2,633
General Expenses	(4,606)	-	-	(909)	278	(3,974)
Personnel Expenses + Profit Sharing	(1,482)	-	-	-	278	(1,760)
Administrative Expenses	(3,124)	-	-	(909)	-	(2,214)
Tax Expenses	(834)	(68)	-	-	-	(767)
Investments in Affiliates and Subsidiaries	(0)	-	-	-	-	(0)
Other Operating Income/Expenses	(806)	-	-	-	-	(806)
OPERATING INCOME	1,528	419	-	(909)	278	1,741
Non Operating Income	9	-	-	-	-	9
NET PROFIT BEFORE TAX	1,537	419	-	(909)	278	1,749
Income Tax	(687)	(419)	-	-	-	(269)
Profit Sharing	(278)	-	-	-	(278)	-
Minority Interest	(53)	-	-	-	-	(53)
NET PROFIT	518	-	-	(909)	-	1,428

 Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 31, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer